UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Autobytel Inc.

(Name of Issuer)

Series B Preferred Stock par value $.001 per share

(Title of Class of Securities)

05275N205

(CUSIP Number)

Jose Vargas

Auto Holdings Ltd.

Diagonal 6, 12-42 zona 10

Edificio Design Center, Torre II, Of. 1103

Guatemala City, Guatemala 01010

+502 2261-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PF Auto, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

2

CUSIP No. 05275N205	13D/A

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Auto Holdings Ltd. 98-1236037 ----Did not acquire any of the Series B Preferred Stock or warrants to purchase Series B Preferred Stock of Issuer in the event requiring the filing of this statement.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON (See Instructions) CO

3

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jose Vargas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

4

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galeb3 Inc 45-1796341
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

5

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matias de Tezanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

6

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manatee Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

7

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ceiba International Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

8

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment and Development Finance Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200_shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

9

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment and Development Finance Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200_shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

10

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Peter Klose de Ojeda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

11

CUSIP No. 05275N205	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Aitkenhead Castillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,200 shares of Series B Preferred Stock and warrants to purchase 127,235 shares of Series B Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

12

Item 1. Security and Issuer.

This Schedule 13D/A relates to the subsequent acquisition of shares of the Series B junior participating convertible preferred stock, par value $0.001 (the “Series B Preferred Stock”), and warrants to purchase the Series B Preferred Stock (the “Warrants” and together with the Series B Preferred Stock, the “Transaction Shares”) of Autobytel Inc. (“Autobytel”), a Delaware corporation (the “Issuer”), by the reporting parties in the transaction described herein. The address of the Issuer’s principal executive office is 18872 MacArthur Blvd, Suite 200, Irvine, California 92612.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed jointly by (i) Auto Holdings Ltd., a British Virgin Islands company (“Auto Holdings”); (ii) PF Auto, Inc. a British Virgin Islands company (“PF Auto”); (iii) Ceiba International Corp., a Panamanian company (“Ceiba”); (iv) Jose Vargas, a citizen of Venezuela; (v) Galeb3 Inc, a Florida corporation owned solely by Mr. Vargas (“Galeb3”); (vi) Matias de Tezanos, a citizen of Guatemala; (vii) Manatee Ventures Inc., a British Virgin Islands company solely owned by Mr. de Tezanos; (viii) John Peter Klose de Ojeda, a citizen of Guatemala; (ix) Richard Aitkenhead Castillo, a citizen of Guatemala; and (x) Investment and Development Finance Corp., a Panama company (“IDFC”). The foregoing are collectively “Reporting Persons.”

The Reporting Persons, with the exception of PF Auto, entered into a Joint Filing Agreement on May 15, 2015, as previously filed. The Reporting Persons executed and Amended and Restated Joint Filing Agreement dated October 1, 2015 attached hereto as Exhibit 1.

The securities recently acquired are 144,200 shares of Series B Preferred Stock and Warrants to acquire an additional 127,235 shares of Series B Preferred Stock commencing October 1, 2018.

(b) The address of PF Auto, Inc. is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The addresses of the other Reporting Persons were previously filed with the original Schedule 13D.

(c) The principal business of PF Auto is as an investment holding company. The principal business of the other Reporting Persons were filed with the original Schedule 13D.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PF Auto, Inc. is a British Virgin Islands domiciled company. The rest of the individuals and entities filed their citizenship/places of domicile with the original Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

The Reporting Persons, with the exception of Auto Holdings, acquired the newly issued shares of Series B Preferred Stock and Warrants as the result of a stock for stock acquisition by Autobytel of the remaining 86% interest in AutoWeb, Inc. (“AutoWeb”) not already owned by Autobytel on October 1, 2015 (The “Transaction”). The Transaction provides Autobytel a number of products designed to help car dealers increase sales. The products are powered by sophisticated analytics platforms with data methodologies that provide insights into customer shopping and data behavior.

The Series B Preferred Stock is non-voting and, subject to approval by the Autobytel stockholders, each share of Series B Preferred Stock is convertible into 10 shares of Autobytel’s common stock. Upon approval of such conversion, all shares of the Series B Preferred Stock will automatically convert into common stock. Prior to approval, holders of the shares of Series B Preferred Stock shall have the option of converting these shares into common stock subject to the limitations and restrictions contained in the certificate of designations for the Series B Preferred Stock, including the limitation that the aggregate number of shares of Autobytel common stock issued upon conversion of any Series B Preferred Stock cannot exceed 4.9% of the shares of Autobytel common stock immediately prior to the consummation of the Transaction. If the conversion of the Series B Preferred Stock has not been approved by the Autobytel shareholders at or before the third annual meeting of stockholders following the closing of the Transaction, the Series B Preferred Stock will begin accruing dividends payable in shares of Series B Preferred Stock at an annual rate on the conversion value of the shares equal to 8% per annum compounded quarterly.

13

The Warrants acquired have an exercise price equal to $184.47, which is 10 times the $16.77 closing price of the Autobytel common stock on NASDAQ stock exchange September 30, 2015 plus a 10% premium. Beginning three years after issuance, the Warrants become exercisable in three tranches based on the performance of the closing price of the Autobytel common stock during the term of the Warrants. The Warrants will be exercisable in full, without regard to time or performance in the event the Autobytel Board of Directors approves a liquidation, dissolution, winding up or change in control of Autobytel. The Warrants expire on October 1, 2022.

The Reporting Persons may from time to time and at any time, acquire additional shares of capital stock of Autobytel (“Shares”) in the open market or otherwise and reserves the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons beneficially own 144,200 or 84.8% of the Issuer’s Series B Preferred Stock. 170,000 Shares of Series B Preferred Stock were outstanding on October 1, 2015. The Reporting Persons beneficially own Warrants to acquire an additional 127,235 shares of Series B Preferred Stock (or 84.8% of the 150,000 shares of Series B Preferred Stock subject to Warrants outstanding at October 1, 2015).

(b) The Series B Preferred Stock is non-voting and even if converted to common stock will be subject to a voting proxy held by the Issuer.

(c) During the last 60 days prior to the Transaction being reported herein the Reporting Persons have made no purchases of Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 4, and 5 herein are incorporated by reference.

Pursuant to the Amended and Restated Stockholder Agreement, the Issuer has been granted an irrevocable proxy through its officers to vote the Transaction Shares acquired as set out herein as well as the previously acquired common stock in a manner consistent with the recommendations of management. The Transaction Shares are also subject to restrictions on transfer pursuant to the Amended and Restated Stockholder Agreement, including rights of first refusal and rights of redemption. Most of these restrictions remain in place for 5 years unless earlier released by circumstances set forth in the Amended and Restated Shareholder Agreement.

The foregoing description of the Amended and Restated Stockholder Agreement is qualified in its entirety by reference to the full text which is attached hereto as an Exhibit.

Pursuant to the Certificate of Designations, there are significant other restrictions of the Transaction Shares including, but not limited to, the terms and timing of conversion to common stock, voting rights and other matters. Reference is made to the Certificate of Designations which is attached hereto as an Exhibit.

Item 7. Materials to be filed as Exhibits

Exhibit 1 - Amended and Restated Joint Filing Agreement dated October 12, 2015

Exhibit 2 - Agreement and Plan of Merger among Autobytel Inc., New Horizon Acquisition Corp., AutoWeb, Inc. and Jose Vargas dated October 1, 2015 incorporated by reference to Exhibit 3 on Form 8-K filed by Autobytel, Inc. on October 6, 2015

Exhibit 3 - Amended and Restated Stockholder Agreement as of October 1, 2015 incorporated by reference to Exhibit 7 on Form 8-K filed by Autobytel, Inc. on October 6, 2015

Exhibit 4 - Certificate of Designations of Series B Junior Participating Convertible Preferred Stock of Autobytel Inc. adopted September 29, 2015 incorporated by reference to Exhibit 4 on Form 8-K filed by Autobytel, Inc on October 6, 2015

Exhibit 5 - Warrant to Purchase Series B Junior Participating Convertible Preferred Stock incorporated by reference to Exhibit 6 to Form 8-K filed by Autobytel, Inc. of October 6, 2015

14

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2015

AUTO HOLDINGS LTD.

By: /s/ Matías de Tezanos

Matías de Tezanos, Director

CEIBA INTERNATIONAL CORP.

By: /s/ Richard Aitkenhead Castillo

Richard Aitkenhead Castillo, Director

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By: /s/ Richard Aitkenhead Castillo

Richard Aitkenhead Castillo, Director

GALEB3 INC

By: /s/ Jose Vargas

Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas

Jose Vargas

MANATEE VENTURES INC.

By: /s/ Matías de Tezanos

Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By: /s/ Matías de Tezanos

Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda

John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo

Richard Aitkenhead Castillo

PF AUTO, INC.

By: /s/ Jose Vargas

Jose Vargas, President

15